

November 20, 2013

<u>Via U.S. Mail</u>
Arnold P. Kling
President
Mattmar Minerals, Inc.
133 Summit Avenue
Suite 22
Summit, NJ 07901

Dear Mr. Kling:

We note that your financial statements for the year ended May 31, 2012 were audited by Sherb & Co., LLP. On November 7, 2013, the Securities and Exchange Commission ("SEC") denied Sherb & Co., LLP the privilege of appearing or practicing before the Commission as an accountant. You can find a copy of the order at http://www.sec.gov/litigation/admin/2013/34-70823.pdf

As Sherb & Co., LLP is barred from practicing before the SEC, you may not include its audit report in your filings with the Commission on or after November 7, 2013. If Sherb & Co., LLP audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

Please advise us no later than December 5, 2013 as to how you intend to address the reaudit of the 2012 financial statements. If you have any questions, please contact Myra Moosariparambil at 202-551-3796 or me at 202-551-3871.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining